FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 000-51053

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: February 26, 2008

Exhibit 99.1

The9 Limited Reports Fourth Quarter and Fiscal Year 2007

Unaudited Financial Results

Shanghai, China – February 21, 2008. The9 Limited (NASDAQ: NCTY) (“The9”), a leading online game operator in China, announced today its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2007.

Fourth Quarter 2007 Financial Highlights:

-	Net revenues for the fourth quarter of 2007 increased by 34% quarter-over-quarter and by 50% year-over-year to RMB423.7 million (US$58.1 million).

-	Net revenues attributable to the operations of subscription-based games, which included revenues from game playing time, merchandise and installation package sales, increased by 39% quarter-over-quarter and by 38% year-over-year to RMB387.5 million (US$53.1 million) in the fourth quarter of 2007; net revenues attributable to the operations of item-sales based games, which included revenues from in-game item sales and installation package sales, increased by 23% quarter-over-quarter to RMB39.4 million (US$5.4 million) in the fourth quarter of 2007.

-	Net income for the fourth quarter of 2007 was RMB86.0 million (US$11.8 million), a 125% increase from RMB38.2 million (US$5.2 million) in the third quarter of 2007, and a 18% decrease from RMB105.1 million (US$14.4 million) in the fourth quarter of 2006. Excluding a financial subsidy of RMB9.4 million (US$1.3 million) received from the local government in the fourth quarter of 2007, net income increased by 101% quarter-over-quarter in the fourth quarter of 2007.

-	Adjusted EBITDA (non-GAAP) was RMB176.9 million (US$24.3 million) in the fourth quarter of 2007, a quarter-over-quarter increase of 32% from RMB134.2 million (US$18.4 million) in the third quarter of 2007, and a year-over-year increase of 17% from RMB151.1 million (US$20.7 million) in the fourth quarter of 2006.

-	Fully diluted earnings per share (one American Depositary Share “ADS” represents one ordinary share) was RMB2.93 (US$0.40) for the fourth quarter of 2007, compared with RMB1.29 (US$0.18) for the third quarter of 2007, and RMB4.25 (US$0.58) for the fourth quarter of 2006. Fully diluted adjusted EBITDA (non-GAAP) per share was RMB6.02 (US$0.83) for the fourth quarter of 2007, compared with RMB4.53 (US$0.62) for the third quarter of 2007 and RMB6.12 (US$0.84) for the fourth quarter of 2006.

-	Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and the “Reconciliations of non-GAAP to GAAP results.”

Fiscal Year 2007 Financial Highlights:

-	Net revenues for the fiscal year 2007 increased by 30% year-over-year to RMB1.28 billion (US$175.4 million) from RMB985.8 million (US$135.1 million) for the fiscal year 2006.

-	Net income for the fiscal year 2007 was RMB240.9 million (US$33.0 million), a 23% decrease year-over-year from RMB312.5 million (US$42.8 million) for the fiscal year 2006. Excluding financial subsidies of RMB21.1 million (US$2.9 million) and RMB31.0 million (US$4.2 million) received from the local government in fiscal year 2007 and 2006, respectively, net income for fiscal year 2007 decreased by 22% from fiscal year 2006.

-	Adjusted EBITDA (non-GAAP) was RMB559.9 million (US$76.8 million) for fiscal year 2007, compared with adjusted EBITDA (non-GAAP) of RMB496.5 million (US$68.1 million) for fiscal year 2006.

-	Fully diluted earnings per share were RMB8.72 (US$1.19) and adjusted EBITDA (non-GAAP) per share were RMB20.26 (US$2.78) for the fiscal year 2007, compared with fully diluted earnings per share RMB12.72 (US$1.74) and fully diluted adjusted EBITDA (non-GAAP) per share RMB20.21 (US$2.77) for the fiscal year 2006.

Management Comments:

Commenting on the fourth quarter and fiscal year 2007 results, Jun Zhu, Chairman and Chief Executive Officer of The9 said, “We are very pleased to report record total net revenues and significant earnings growth for the fourth quarter. Our solid financial results were mainly due to the strong growth of player usage of Blizzard Entertainment®’s World of Warcraft®* game with the launch of The Burning Crusade expansion pack, as well as a new revenue source from commercialization of our new game Granado Espada (GE) in late November. In the fourth quarter of 2007, we attained aggregate peak concurrent users of approximately 1.2 million for games that are currently in commercial operations, and as of December 31, 2007, we had over 33.4 million total registered users.

*	World of Warcraft® and Blizzard Entertainment® are trademarks or registered trademarks of Blizzard Entertainment®, Inc. in the U.S. and/or other countries.

Fiscal year 2007 was a fruitful year for The9 with strong year-over-year top-line growth. We completed a series of technical and content upgrades highlighted by a significant expansion pack for World of Warcraft in late third quarter, and commercialized two new games under the item-sales model. We have, therefore, transitioned from a primarily one-game operation to multi-game operations, continued to expand and diversify our game portfolio through additional licenses for various premium games, and further strengthened our relationships with major world-leading game developers. In addition, we have strengthened our efforts in in-house game development with several projects underway and scheduled for 2008 and 2009. With The9’s focused strategy, pipeline of premium quality games, proven ability to commercialize high-end games, as well as its vision and know-how of the local Chinese market, I believe The9 is well positioned for sustained growth in the future.”

Hannah Lee, Senior Vice President and Chief Financial Officer, commented, “We concluded our 2007 fiscal year with strong fourth quarter results. Blizzard Entertainment’s World of Warcraft continued to experience popularity and gained momentum during the quarter following the launch of The Burning Crusade expansion pack in September 2007. Our new games, Soul of The Ultimate Nation (SUN) and Granado Espada (GE), performed in-line with our expectations and we are working closely with the developers to introduce frequent content upgrades to further improve the games’ performance. In addition, the other games in our pipeline are progressing well, with FIFA Online having started technical testing in January 2008.

With revenue sources from additional game products to be launched, we anticipate to continue to execute our strategy of offering the highest-quality games to Chinese online gamers in 2008, and are confident that The9 will deliver long-term sustainable shareholder value.”

Discussion of The9’s Unaudited Fourth Quarter and Fiscal Year 2007 Results

Revenues

For the fourth quarter of 2007, The9 reported total gross revenues of RMB447.5 million (US$61.3 million), an increase of 34% compared to RMB333.3 million (US$45.7 million) in the third quarter of 2007 and by 50% compared to RMB297.8 million (US$40.8 million) in the fourth quarter of 2006. Total net revenues were RMB423.7 million (US$58.1 million), which increased by 34% compared to RMB316.0 million (US$43.3 million) in the third quarter of 2007 and by 50% compared to RMB282.7 million (US$38.8 million) in the fourth quarter of 2006. The increase in total revenues was a combined result of increased online game services revenues, offset slightly by decreased revenues from game operating support, website solutions and advertisement, as well as decreased other revenues.

For fiscal year 2007, total gross revenues were RMB1.35 billion (US$185.1 million), a 30% increase compared to RMB1.04 billion (US$142.3 million) in fiscal year 2006. Total net revenues for fiscal year 2007 were RMB1.28 billion (US$175.4 million), increased by 30% from RMB985.8 million (US$135.1 million) in fiscal year 2006.

For the fourth quarter of 2007, gross revenues from online game services were RMB451.4 million (US$61.9 million), representing a 40% increase from RMB321.7 million (US$44.1 million) in the third quarter of 2007 and a 52% increase from RMB296.7 million (US$40.7 million) in the fourth quarter of 2006. The increase was primarily because of higher revenue from Blizzard Entertainment’s World of Warcraft, which included recognition of expired game points of RMB10.3 million (US$1.4 million), benefiting from full quarter impact subsequent to significant content upgrade in September 2007 with the launch of The Burning Crusade expansion pack, and approximately one-month revenue contribution from Granado Espada which was commercialized under the item-sales model in late November 2007.

For fiscal year 2007, gross revenues from online game services were RMB1,331.0 million (US$182.5 million), a 29% increase compared with RMB1,028.0 million (US$140.9 million) in fiscal year 2006. The year-on-year increase was mainly due to revenue growth from Blizzard Entertainment’s World of Warcraft, as well as revenues from two new massively multiplayer online role playing games (MMORPGs) launched in 2007.

For the fourth quarter of 2007, negative gross revenues from game operating support, website solutions and advertisement, were RMB3.6 million (US$0.5 million), compared to gross revenue of RMB2.2 million (US$0.3 million) in the previous quarter and RMB0.5 million (US$0.07 million) in the same period of last year. The decrease was related to technical support revenue with an arrangement including a vendor of the Company. We have reversed this revenue this quarter and recorded it as a reduction of the cost basis of certain assets.

For fiscal year 2007, these revenues were RMB8.5 million (US$1.2 million), an increase of 78% from RMB4.8 million (US$0.7 million) in fiscal year 2006. The increase was mainly due to the net effect of increased revenue from advertisement, sales of internally developed software, and decreased technical service fee from certain joint ventures.

Other gross revenues mainly included sales of game related merchandise, installation packages, and game operation support software. For the fourth quarter of 2007, negative other gross revenues were RMB0.4 million (US$0.05 million), compared to other gross revenue of RMB9.5 million (US$1.3 million) in the third quarter of 2007 and other gross revenue of RMB0.6 million (US$0.08 million) in the fourth quarter of 2006. This was primarily because of the return of WoW client installation packages in the fourth quarter of 2007, as these packages allegedly contained fonts that are alleged to infringe on third-party intellectual property rights.

For fiscal year 2007, these revenues were RMB10.6 million (US$1.5 million), an increase of 91% from RMB5.6 million (US$0.8 million) in fiscal year 2006. The increase was mainly due to increase of WoW merchandise sales and certain software sales in fiscal year 2007.

In the fourth quarter of 2007, net revenues attributable to the operations of subscription-based games, which included revenues from game playing time, merchandise and installation package sales, increased by 39% quarter-over-quarter and by 38% year-over-year to RMB387.5 million (US$53.1 million). The increase in such revenues was mainly due to higher concurrent user levels as well as user usage after the launch of Blizzard’s World of Warcraft: The Burning Crusade expansion pack in early September. Net revenues attributable to the operations of item-sales based games, which included revenues from in-game item sales and installation package sales, increased by 23% quarter-over-quarter to RMB39.4 million (US$5.4 million) in the fourth quarter of 2007 mainly due to the commercialization of Granado Espada in late November 2007, which contributed approximately one-month revenue in the fourth quarter.

For fiscal year 2007, net revenues attributable to the operations of subscription-based games, which included revenues from game playing time, merchandise and installation package sales, were RMB1,178.9 million (US$161.6 million), an increase of 21% from RMB977.6 million (US$134.0 million) in fiscal year 2006 resulting from the continued growth of user popularity for WoW. Net revenues attributable to the operations of item-sales based games, which included revenues from in-game item sales and installation package sales, were RMB88.2 million (US$12.1 million) whereas such revenues in fiscal year 2006 was negligible.

Gross Profit

Gross profit for the fourth quarter of 2007 increased by 53% quarter-over-quarter and 50% year-over-year to RMB202.5 million (US$27.8 million). Gross profit margin for the fourth quarter 2007 improved to 48% from 42% in the previous quarter, and was at similar levels compared to the same period of 2006. The quarter-over-quarter improvement of gross margin was primarily because a portion of cost of services, such as server depreciation and internet data center rental costs, remained at a stable level compared to the third quarter of 2007 while growth in net revenues take into account full quarter effect from content upgrade of the WoW game.

For fiscal year 2007, gross profit increased by 26% to RMB579.6 million (US$79.5 million) from RMB461.8 million (US$63.3 million) in fiscal year 2006. The year-over-year increase of gross profit was mainly due to increased revenues. Gross profit margin for fiscal year 2007 was 45%, slightly lower than 47% for fiscal year 2006. This was primarily due to higher server depreciation in 2007 relating to hardware upgrades in the second quarter to facilitate the launch of WoW: The Burning Crusade expansion pack.

Operating Expenses

For the fourth quarter of 2007, operating expenses were RMB122.6 million (US$16.8 million), representing a 39% increase from RMB88.5 million (US$12.1 million) in the previous quarter and an 124% increase from RMB54.7 million (US$7.5 million) in the same period of last year. The sequential increase in operating expenses was primarily due to increased product development expenses relating to new games’ pre-commercialization, increased sales and marketing expenses relating to Granado Espada and FIFA Online, increased general and administrative expenses mainly due to year-end related professional fees, as well as impairment provision on certain intangible asset relating to the Guild Wars game.

For fiscal year 2007, operating expenses totaled RMB343.7 million (US$47.1 million), a 79% increase from RMB191.6 million (US$26.3 million) for fiscal year of 2006. This was primarily due to increased sales and marketing expenses relating to promotion of several games and particularly significant content upgrade, increased product development expenses due to increased effort in in-house game development and pre-commercialization costs of new games, as well as increased general and administrative expenses primarily related to increase in headcount, non-cash share-based compensation expenses and Sarbanes-Oxley compliance related professional fees.

For the fourth quarter of 2007, non-cash share-based compensation was RMB15.4 million (US$2.1 million), compared to RMB17.2 million (US$2.4 million) in the third quarter of 2007 and RMB3.8 million (US$0.5 million) in the fourth quarter of 2006. Share-based compensation expenses included in cost of services, product development, sales and marketing, and general and administrative expenses were RMB0.1 million (US$0.01 million), RMB0.5 million (US$0.1 million), RMB1.1 million (US$0.1 million), and RMB13.7 million (US$1.9 million), respectively, for the fourth quarter of 2007, and RMB0.1 million (US$0.01 million), RMB0.6 million (US$0.1 million), RMB1.1 million (US$0.2 million), and RMB15.4 million (US$2.1 million), respectively, for the third quarter of 2007.

For fiscal year of 2007, share based compensation was RMB46.7 million (US$6.4 million), compared to RMB17.7 million (US$2.4 million) in fiscal year 2006. Share-based compensation expenses included in cost of services, product development, sales and marketing and general and administrative expenses were RMB0.4 million (US$0.05 million), RMB2.3 million (US$0.3 million), RMB3.2 million (US$0.4 million), and RMB40.8 million (US$5.6 million), respectively, for the fiscal year 2007, and RMB1.7 million (US$0.2 million), RMB2.9 million (US$0.4 million), RMB1.8 million (US$0.3 million), and RMB11.3 million (US$1.5 million), respectively, for fiscal year 2006. The year-over-year increase of share based compensation was mainly due to options granted in May 2007.

Income from Operations

For the fourth quarter of 2007, profit from operations was RMB79.9 million (US$11.0 million), which increased by 83% quarter-over-quarter compared to RMB43.7 million (US$6.0 million) and remained largely unchanged year-over-year compared to RMB80.0 million (US$11.0 million) for the fourth quarter of 2006. Operating margin for the fourth quarter of 2007 was 19%, improved from 14% in the previous quarter, but decreased year-over-year from 28% in the fourth quarter of 2006. Operating margin, excluding share-based compensation expenses of RMB15.4 million (US$2.1 million), was 23% for the fourth quarter of 2007, compared to 19% for the third quarter of 2007, excluding share-based compensation expenses of RMB17.2 million (US$2.4 million), and 30% for the fourth quarter of 2006, excluding share-based compensation expenses of RMB3.8 million (US$0.5 million).

For fiscal year 2007, we recorded profit from operations of RMB235.9 million (US$32.3 million), a 13% decrease compared to RMB270.2 million (US$37.0 million) in fiscal year 2006. Operating margin, excluding share-based compensation expenses of RMB46.7 million (US$6.4 million), was 22% for fiscal year 2007, compared to 29% for fiscal year 2006, excluding share-based compensation expenses of RMB17.7 million (US$2.4 million).

Interest Income

Interest income for the fourth quarter of 2007 was RMB18.6 million (US$2.6 million), compared to RMB18.1 million (US$2.5 million) in the third quarter of 2007 and RMB3.0 million (US$0.4 million) in the fourth quarter of 2006. The slight quarter-over-quarter increase of interest income was primarily due to increased cash balance during the fourth quarter of 2007.

For fiscal year 2007, interest income were RMB50.7 million (US$6.9 million), compared to interest income of RMB9.1 million (US$1.3 million) in fiscal year 2006. This was mainly due to increase in cash balance from operations and cash receipt from Electronic Arts Inc.(EA)’s equity investment in us in May 2007.

Other Income (Expenses)

Other expenses for the fourth quarter of 2007 was RMB17.2 million (US$2.4 million), compared to other expenses of RMB16.1 million (US$2.2 million) in the third quarter of 2007 and other income of RMB19.1 million (US$2.6 million) in the fourth quarter of 2006. The slight quarter-over-quarter increase of other expenses was primarily due to increased foreign exchange loss with the U.S. Dollar deposit increase after EA’s cash investment, largely offset by financial subsidy of RMB9.4 million (US$1.3 million) we received from the local government in the fourth quarter of 2007. Foreign exchange loss for the fourth quarter of 2007 was RMB 26.6 million (US$3.6 million), compared to RMB16.1 million (US$2.2 million) in the previous quarter. The increase in non-cash foreign exchange loss was due to appreciation of RMB against the U.S. Dollar quarter-over-quarter.

For fiscal year 2007, other expenses were RMB30.1 million (US$4.1 million), compared to other income of RMB28.4 million (US$3.9 million) in fiscal year 2006. This was a combined result of decrease in financial subsidies received from the local government during fiscal year 2007 compared to fiscal year 2006 and increase in foreign exchange loss in fiscal year 2007 with the accelerated appreciation of RMB against U.S. Dollars. Financial subsidies received amounted to RMB21.1 million (US$2.9 million) in fiscal year 2007 compared to RMB31.0 million (US$4.2 million) in fiscal year 2006, and foreign exchange loss amounted to RMB51.0 million (US$7.0 million) in fiscal year 2007 compared to RMB2.5 million (US$0.3 million) in fiscal year 2006.

Income Tax Benefit (Expense)

Income tax benefit for the fourth quarter of 2007 was RMB6.7 million (US$0.9 million), compared to income tax expenses of RMB6.8 million (US$0.9 million) in the third quarter of 2007 and income tax benefit of RMB1.0 million (US$0.1 million) in the fourth quarter of 2006. The sequential difference of income tax expense was primarily due to deferred tax assets recognized in the quarter based on the latest published Chinese Income Tax Law. The new corporate income tax laws went into effect as of January 1, 2008 which unified the tax rate generally applicable to domestic and foreign-invested enterprises in China. As the Chinese tax authorities have not yet announced detailed regulations on the applicable requirements and procedures to apply for preferential tax treatment as a high technology enterprise, and whether the 15% preferential income tax rate for entities registered in Shanghai Pudong New District will remain applicable, which have been enjoyed by certain PRC subsidiaries of the Company through 2007, the Company is required under applicable accounting standards to report its deferred tax assets as of December 31, 2007 at the new statutory income tax rate of 25%. The reporting of deferred tax assets at the new statutory income tax rate resulted in a tax benefit of approximately RMB13.8 million (US$1.9 million) for the fourth quarter of 2007. When detailed regulations on the applicable requirements and procedures to apply for the preferential tax treatment are signed into law or announced by local authorities and if the Company has obtained confirmation from the Chinese tax authorities on its qualification for such preferential tax treatment, there is a possibility that the Company will report a higher tax charge in the future periods, resulting in a reduction to the deferred tax assets to reflect lower preferred tax rates.

For fiscal year 2007, income tax expense was RMB9.3 million (US$1.3 million), compared to income tax benefit of RMB2.7 million (US$0.4 million) in fiscal year 2006. A key wholly-owned subsidiary of the Company enjoyed tax holiday in fiscal 2006, whereas in fiscal year 2007 this entity was subject to income tax rate of 15%. This together with implementation of tax structuring measures and recognition of deferred tax assets resulted in effective income tax rate for the Company of approximately 11% for fiscal year 2007.

Gain on Investment Disposal and Impairment Loss on Investment

In the fourth quarter of 2006, we recognized a gain of approximately RMB23.4 million (US$3.2 million) from the sale of our equity investment in the joint venture in Taiwan that operates Blizzard Entertainment’s World of Warcraft in other greater China regions. No such investment disposal occurred in fiscal year 2007.

In the fourth quarter of 2007, we recorded an impairment provision of RMB0.6 million (US$0.1 million) compared to nil in the previous quarter and RMB20.4 million (US$2.8 million) in the same period of last year. For fiscal year 2007, impairment provision amounted to RMB0.6 million (US$0.1 million), compared to RMB20.4 million (US$2.8 million) in fiscal year 2006. Impairment provisions were recognized in connection with certain investments accounted for by the Company under the equity method during respective periods.

Loss on Equity Investments

For the fourth quarter of 2007, loss on equity investments, net of taxes, amounted to RMB1.4 million (US$0.2 million), compared to a loss of RMB0.7 million (US$0.1 million) for the third quarter of 2007, and loss of RMB1.1 million (US$0.2 million) for the fourth quarter of 2006. The sequential increase was primarily due to increase of losses from certain joint venture.

For fiscal year 2007, we recorded RMB5.7 million (US$0.8 million) of loss on equity investments, net of taxes, compared to a loss of RMB0.9 million (US$0.1 million) for fiscal year 2006. This was mainly because we disposed of our equity investment in the joint venture in Taiwan that operates Blizzard Entertainment’s World of Warcraft in other greater China regions at the end of 2006 whereby there was no longer any profit contribution from this joint venture investment in fiscal year 2007.

Net Income

For the fourth quarter of 2007, net income was RMB86.0 million (US$11.8 million), which increased by 125% from RMB38.2 million (US$5.2 million) in the third quarter of 2007 but decreased by 18% compared to RMB105.1 million (US$14.4 million) in the fourth quarter of 2006. The sequential increase / decrease in net income was a result of the cumulative effect of the foregoing factors. Fully diluted earnings per share and per ADS for the fourth quarter of 2007 was RMB2.93 (US$0.40), compared to RMB1.29 (US$0.18) for the third quarter of 2007 and RMB4.25 (US$0.58) for the fourth quarter of 2006.

For fiscal year 2007, net income totaled RMB240.9 million (US$33.0 million), a 23% decrease from RMB312.5 million (US$42.8 million) for fiscal year 2006. Fully diluted earnings per share and per ADS for fiscal year 2007 was RMB8.72 (US$1.19), compared to RMB12.72 (US1.74) in fiscal year 2006.

Adjusted EBITDA (non-GAAP) is defined as earnings before depreciation of fixed assets, amortization of land use right and intangibles, share-based compensation, foreign exchange loss and income tax expenses/benefits, as applicable. For the fourth quarter of 2007, adjusted EBITDA (non-GAAP) was RMB176.9 million (US$24.3 million) compared to adjusted EBITDA (non-GAAP) of RMB134.2 million (US$18.4 million) for the previous quarter and RMB151.1 million (US$20.7 million) for the same period of last year. For the fourth quarter of 2007, fully diluted adjusted EBITDA (non-GAAP) per share was RMB6.02 (US$0.83), compared to RMB4.53 (US$0.62) for the third quarter of 2007 and RMB6.12 (US$0.84) in the fourth quarter of 2006.

For fiscal year 2007, adjusted EBITDA (non-GAAP) totaled RMB559.9 million (US$76.8 million) compared to adjusted EBITDA (non-GAAP) of RMB496.5 million (US$68.1 million) for fiscal year 2006. For fiscal year 2007, fully diluted adjusted EBITDA (non-GAAP) per share was RMB20.26 (US$2.78) compared to RMB20.21 (US$2.77) for fiscal year 2006.

As at December 31, 2007, the Company’s total cash and cash equivalents balance was RMB2.2 billion (US$303.7 million), compared to RMB2.1 billion (US$284.6 million) as at September 30, 2007 and RMB937.8 million (US$128.6 million) as at December 31, 2006. The quarter-over-quarter increase in cash and cash equivalents was mainly due to the combined result of cash receipts from sales of prepaid game points, offset in part by prepaid royalty payments to game licensors and share repurchase program.

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007, which was RMB7.2946 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Notes to Unaudited Financial Information

The unaudited financial information disclosed above, including our business outlook projections, are preliminary and subject to change. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2007 is still in progress. In addition, because the evaluation of our internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, we may deem those internal controls to have been ineffective as of the end of fiscal 2007. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this preliminary unaudited financial information."

Non-GAAP Measure

To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), The9 uses the non-GAAP measure of adjusted EBITDA, which is adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. The non-GAAP financial measure is provided to enhance investors’ overall understanding of the Company’s operating performance.

Adjusted EBITDA (non-GAAP) is defined as earnings before depreciation of fixed assets, amortization of land use right and intangibles, share-based compensation, foreign exchange loss and income tax expenses/benefits, as applicable. The9 believes its adjusted EBITDA provides useful information to both management and investors, as it excludes certain expenses that are not expected to result in future cash payments. The use of adjusted EBITDA has certain limitations. One of these limitations is that the items adjusted have been and will continue to be significant recurring expenses in our business for the foreseeable future. In order to mitigate these limitations, we have provided specific information regarding the GAAP amounts excluded from each non-GAAP measure, including in respect of depreciation and amortization, share-based compensation, foreign exchange losses and income tax expenses/benefits in our reconciliations to the GAAP financial measure, each of which should be considered when evaluating our results. Adjusted EBITDA should not be considered as a measure of our liquidity. Adjusted EBITDA is not defined under GAAP, and our adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing our operating performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, our use of adjusted EBITDA may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate adjusted EBITDA in the same manner as we do. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of non-GAAP to GAAP results” set forth at the end of this release.

Other Development

The Company announces that it will appoint Xudong (Oliver) He, Vice President of the Company since 2000, to serve as Acting Chief Financial Officer effective March 1, 2008. During his time with the Company, Mr. He has held a number of positions including Financial Controller and Chief Operating Officer. Prior to joining the Company, Mr. He served with PricewaterhouseCoopers in China as senior consultant and auditor. The Company announced on January 18, 2008 the resignation of Hannah Lee as Senior Vice President and Chief Financial Officer effective as of the end of February 2008.

The Company is currently in the process of searching for a suitable new Chief Financial Officer in line with its present and future growth needs.

Updates on Stock Repurchase Program

On November 20, 2007, The9 announced its Board of Directors has authorized a buy-back of up to $50 million of its American Depositary Shares (“ADS”). As of December 31, 2007, The9 had spent in aggregate a total purchase consideration of approximately US$14.6 million (including transaction costs), and had repurchased approximately 0.6 million of outstanding ADSs. The share repurchase program will end on June 23, 2008.

Conference Call / Webcast Information

The9’s management team will host a conference call on Thursday, February 21, 2008 at 8:00 PM, U.S. Eastern Time (corresponding to Friday, February 22, 2008 at 9:00 AM, Beijing Time to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-213-8841, password “87990913”. In the U.S., members of the financial community may also participate in the call by dialing toll-free +1-866-202-0886, password “87990913”. A replay of the call will be available through February 29, 2008. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “24477179”.

The9 Limited will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s web site www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited Q4 and Fiscal Year 2007 Earnings Conference Call” and follow the instructions.

About The9 Limited

The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, Granado Espada, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in mainland China, including Guild Wars, Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, HuxleyTM, FIFA Online 2, Audition 2, Field of Honor and Audition. In addition, The9 is also developing two proprietary MMORPG games, Fantastic Melody OnlineTM and Warriors of Fate Online.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Dahlia Wei

Senior Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

– Tables follow –

THE9 LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2007	2007	2007	2006	2007	2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
Revenues:
Online game services	296,721,036	321,723,690	451,447,519	61,887,906	1,027,963,574	1,330,977,217	182,460,617
Game operating support, website solutions and advertisement	495,169	2,155,636	(3,574,062)	(489,960)	4,800,019	8,544,472	1,171,342
Other revenues	598,872	9,450,513	(392,690)	(53,833)	5,564,186	10,607,755	1,454,193

	297,815,077	333,329,839	447,480,767	61,344,113	1,038,327,779	1,350,129,444	185,086,152
Sales Taxes	(15,138,187)	(17,363,309)	(23,829,498)	(3,266,731)	(52,501,980)	(70,522,616)	(9,667,784)

Net Revenues	282,676,890	315,966,530	423,651,269	58,077,382	985,825,799	1,279,606,828	175,418,368

Cost of Services	(147,970,185)	(183,802,302)	(221,122,594)	(30,313,190)	(524,031,705)	(700,046,829)	(95,967,816)

Gross Profit	134,706,705	132,164,228	202,528,675	27,764,192	461,794,094	579,559,999	79,450,552
Operating Expenses:
Product development	(5,176,455)	(8,005,085)	(12,423,659)	(1,703,131)	(30,781,632)	(41,430,087)	(5,679,556)
Sales and marketing	(17,982,287)	(31,886,696)	(32,765,596)	(4,491,760)	(59,574,787)	(103,263,236)	(14,156,120)
General and administrative	(31,501,431)	(48,580,085)	(58,704,868)	(8,047,716)	(101,282,708)	(180,297,691)	(24,716,597)
Impairment of intangible asset	—	—	(18,704,416)	(2,564,146)	—	(18,704,416)	(2,564,146)

Total operating expenses:	(54,660,173)	(88,471,866)	(122,598,539)	(16,806,753)	(191,639,127)	(343,695,430)	(47,116,419)

Profit from operations	80,046,532	43,692,362	79,930,136	10,957,439	270,154,967	235,864,569	32,334,133
Interest income, net	3,023,648	18,124,257	18,607,576	2,550,870	9,136,273	50,655,699	6,944,274
Other income (expenses), net	19,123,592	(16,120,271)	(17,208,818)	(2,359,117)	28,416,722	(30,053,620)	(4,119,982)

Income before income tax benefit (expense), gain on investment disposal, impairment loss on investment and loss on equity investments	102,193,772	45,696,348	81,328,894	11,149,192	307,707,962	256,466,648	35,158,425
Income tax benefit (expense)	1,015,569	(6,819,088)	6,726,258	922,087	2,669,763	(9,268,632)	(1,270,616)

Income before gain on investment disposal, impairment loss on investment and loss on equity investments	103,209,341	38,877,260	88,055,152	12,071,279	310,377,725	247,198,016	33,887,809
Gain on investment disposal	23,409,702	—	—	—	23,409,702	—	—
Impairment loss on investment	(20,401,915)	—	(627,380)	(86,006)	(20,401,915)	(627,380)	(86,006)
Loss on equity investments, net of taxes	(1,148,792)	(691,118)	(1,418,289)	(194,430)	(908,464)	(5,678,682)	(778,478)

Net income	105,068,336	38,186,142	86,009,483	11,790,843	312,477,048	240,891,954	33,023,325

Other comprehensive income	—	—	13,643,131	1,870,306	(59,346)	13,643,131	1,870,306

Comprehensive Income	105,068,336	38,186,142	99,652,614	13,661,149	312,417,702	254,535,085	34,893,631

Earnings per share
- Basic	4.28	1.30	2.94	0.40	12.78	8.79	1.20

- Diluted	4.25	1.29	2.93	0.40	12.72	8.72	1.19

Weighted average shares outstanding
- Basic	24,564,824	29,367,354	29,230,396	29,230,396	24,456,507	27,406,263	27,406,263

- Diluted	24,713,922	29,635,516	29,374,682	29,374,682	24,565,947	27,640,626	27,640,626

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	937,845,817	2,215,281,857	303,687,914
Accounts receivable	10,174,484	26,654,274	3,653,973
Advances to suppliers	9,036,620	8,943,273	1,226,013
Prepayments and other current assets	69,153,131	39,064,809	5,355,304
Prepaid royalties	27,558,207	71,937,382	9,861,731
Deferred costs	33,324,942	47,759,013	6,547,174
Deferred tax assets, current	—	5,118,345	701,662

Total current assets	1,087,093,201	2,414,758,953	331,033,771

Investments in equity investees	14,542,336	18,236,274	2,499,969
Available-for-sale investment	15,575,269	29,218,400	4,005,484
Property, equipment and software	227,512,006	344,393,472	47,212,112
Goodwill	30,199,751	30,199,751	4,140,015
Intangible assets	244,271,279	277,264,136	38,009,505
Land use right	—	83,719,665	11,476,937
Prepayment for equipments	—	18,500,000	2,536,123
Long-term deposits	—	454,212	62,267
Deferred tax assets, non-current	5,391,123	29,356,533	4,024,420

Total Assets	1,624,584,965	3,246,101,396	445,000,603

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	12,692,978	48,946,062	6,709,903
Due to related parties	332,797	77,052	10,563
Income tax payable	—	2,329,457	319,340
Other taxes payable	23,589,754	55,234,788	7,572,011
Advances from customers	88,040,975	118,156,157	16,197,757
Deferred revenue	111,302,531	166,916,111	22,882,147
Other payables and accruals	52,467,643	48,351,220	6,628,358

Total current liabilities	288,426,678	440,010,847	60,320,079

Shareholders' Equity
Common shares (US$0.01 par value; 24,688,038 and 28,763,188 shares issued and outstanding as of December 31, 2006 and 2007)	2,041,673	2,350,463	322,220
Additional paid-in capital	941,786,807	2,218,516,672	304,131,367
Statutory reserves	20,745,422	20,745,422	2,843,942
Accumulated other comprehensive income	—	13,643,131	1,870,306
Retained earnings	371,584,385	550,834,861	75,512,689

Total shareholders' equity	1,336,158,287	2,806,090,549	384,680,524

Total liabilities and shareholders' equity	1,624,584,965	3,246,101,396	445,000,603

THE9 LIMITED

RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2007	2007	2007	2006	2007	2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	105,068,336	38,186,142	86,009,483	11,790,843	312,477,048	240,891,954	33,023,325
Depreciation of property, equipment and software	21,666,970	32,601,209	31,892,278	4,372,039	76,158,886	122,658,271	16,814,941
Amortization of land use right and intangible assets	20,885,566	23,280,919	23,701,756	3,249,219	90,286,523	89,306,176	12,242,779
Share based compensation	3,808,086	17,218,946	15,435,268	2,115,986	17,739,543	46,728,166	6,405,857
Foreign exchange loss	725,813	16,072,514	26,585,718	3,644,575	2,480,729	51,039,667	6,996,911
Income tax expense (benefit)	(1,015,569)	6,819,088	(6,726,258)	(922,087)	(2,669,763)	9,268,632	1,270,616

Adjusted EBITDA (Non-GAAP)	151,139,202	134,178,818	176,898,245	24,250,575	496,472,966	559,892,866	76,754,429

GAAP earnings per share
- Basic	4.28	1.30	2.94	0.40	12.78	8.79	1.20

- Diluted	4.25	1.29	2.93	0.40	12.72	8.72	1.19

Adjusted EBITDA (Non-GAAP) per share
- Basic	6.15	4.57	6.05	0.83	20.30	20.43	2.80

- Diluted	6.12	4.53	6.02	0.83	20.21	20.26	2.78

Weighted average shares outstanding
- Basic	24,564,824	29,367,354	29,230,396	29,230,396	24,456,507	27,406,263	27,406,263

- Diluted	24,713,922	29,635,516	29,374,682	29,374,682	24,565,947	27,640,626	27,640,626